10029481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]

8-68264

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/17/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Blinkbox, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Indian Trail
(No. and Street)

Austin	Texas	78703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 Courtyard West, Suite 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Flocco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Blinkbox, Ltd.**, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

____

Signature

President

Title

____

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors – None.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Blinkbox, Ltd.

Financial Statements as of December 31, 2009
and for the Period from June 17, 2009 through
December 31, 2009 and
Supplemental Schedule

(With Independent Auditors' Report Thereon)

Blinkbox, Ltd.

Index to Financial Statements and Supplemental Schedule

As of December 31, 2009 and for the Period
from June 17, 2009 through December 31, 2009

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report

To the Partners' of Blinkbox, Ltd.:

We have audited the accompanying statement of financial condition of Blinkbox, Ltd. as of December 31, 2009, and the related statements of operations, changes in partners' capital, and cash flows for the period June 17, 2009 (inception ate of registration as a broker-dealer of general securities or "Inception Date") through December 31, 2009 that Blinkbox, Ltd. (the "Company) is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blinkbox, Ltd. as of December 31, 2009, and the results of its operations and its cash flows for the period June 17, 2009 (Inception Date) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2010

BLINKBOX, LTD

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	2,281,909
Securities owned, at fair value		70,391
Fixed assets, net		39,997
Total assets	$	2,392,297

Liabilities and Partners' Capital

Liabilities:		
Accounts payable and accrued expenses	$	186,985
Securities sold, not yet purchased, at fair value		40,233
Total liabilities		227,218
Partners' capital		2,165,079
Total liabilities and partners' capital	$	2,392,297

See notes to financial statements and independent auditors' report.

BLINKBOX, LTD
Statement of Operations
For Period June 17, 2009 through December 31, 2009

Revenues	
Net trading and investment income	$ 3,316,417
Interest and other	83
Total revenues	3,316,500
Expenses	
Exchange fees	1,082,927
Communication and trading fees	214,453
Employee compensation and benefits	125,348
Professional fees	74,307
Depreciation	11,256
Other	2,586
Total expenses	1,510,877
Income before income tax	1,805,623
Income tax expenses	-
Net income	$ 1,805,623

See notes to financial statements and independent auditors' report.

BLINKBOX, LTD

Statement of Changes in Partners' Capital

For the Period June 17, 2009 through December 31, 2009

Balance at June 17, 2009	$	1,870,197
Capital contributions		700,000
Capital withdrawals		(2,210,741)
Net income		1,805,623
Balance at December 31, 2009	$	2,165,079

See notes to financial statements and independent auditors' report.

BLINKBOX, LTD

Statement of Cash Flows

For the Period June 17, 2009 through December 31, 2009

Cash flows from operating activities:	
Net income	$ 1,805,623
Adjustments to reconcile net loss to net cash used by operating adtivities:	
Depreciation expense	11,256
Changes in assets and liablitlies:	
Securities owned, net	(70,391)
Accounts payable and accrued expenses	186,985
Securities sold, not yet purchased	40,233
Net cash provided by operating activities	1,973,706
Cash flows from investing activities:	
Purchase of fixed assets	(29,873)
Net cash used in investing activites	(29,873)
Cash flows from financing activities:	
Capital contributions	700,000
Capital withdrawals	(2,210,741)
Net cash used in financing activites	(1,510,741)
Net increase in cash	433,092
Cash and equivalents at beginning of year	1,848,817
Cash and equivalents at end of year	$ 2,281,909
Supplemental disclosures of cash flow information	
Cash paid for interest	$ 216
Cash paid for income taxes	$ -

See notes to financial statements and independent auditors' report.

Note 1- Description of Business

Blinkbox, Ltd. (Company) (the "Company") was organized as a Limited Partnership on April 21, 2004, under the laws of the State of Texas. On June 17, 2009, the Company became a registered broker-dealer in the general securities business. Securities traded include, but are not limited to, United States equities. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company trades solely for its own account.

Note 2- Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues and expenses are recognized in the period earned or incurred. These financial statements are for the period June 17, 2009 (inception date of registration as a broker-dealer or "Inception Date") through December 31, 2009.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments which may be withdrawn at any time without penalty or will become available within one year from the date of the financial statements, to be cash equivalents. The cash and cash equivalents balance includes money market funds held by Merrill Lynch and by Electronic Transaction Clearing (ETC), the Partnership's clearing broker-dealer, in the Partnership's name.

Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net investments and investment income (loss) in the accompanying statement of operations. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally five years.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, and securities owned. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices). The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Clearing Agreement

Blinkbox, Ltd. has a clearing agreement with Electronic Transaction Clearing, Inc., which also holds the account of the Company. The agreement requires the Company to maintain a minimum of $250,000 in a clearing deposit account with the clearing broker-dealer.

Income Taxes

The Company has been structured to be classified and treated as a partnership under the provisions of the Internal Revenue Code. As a result, the Company is not subject to Federal income tax and the components of the Company's taxable income and expense are reportable by the members of the Company. The differences between the financial statement and tax basis of assets and liabilities are not significant. The Company is subject to Texas Franchise tax based on gross margin as defined by Texas law. For the period June 17, 2009 (Inception Date) through December 31, 2009 state taxes were immaterial.

Recent Accounting Pronouncements

On July 1, 2009, the Accounting Standards Codification ("ASC") became the Financial Accounting Standards Board's ("FASB") officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all non-governmental entities in the preparation of financial statements except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC was superseded and became non-authoritative. This ASC is effective for financial statements issued for fiscal years ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it did not have an impact on the Company's financial statements other than for those standards applicable to the Company issued thereafter.

Effective June 17, 2009, the Company adopted the provisions of FASB's ASC Topic 820 which provides guidance for fair value measurements of certain financial instruments. The guidance defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The guidance indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based upon an exit price model. The adoption these provisions did not have a significant impact on the Company's results of operations and financial condition.

Effective June 17, 2009, the Company adopted the provisions of FASB's ASC Topic 825 which provides guidance for the fair value option of financial assets and financial liabilities. This guidance permits entities to measure financial instruments and certain other items at estimated fair value. Most of the provisions are elective; however, amendments affecting the accounting for

certain investments in debt and equity securities apply to all entities that own trading and available-for-sale securities. The fair value option, created by the guidance, permits entities to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The adoption of this guidance did not have a significant impact on the Company's results of operations and financial condition.

In May 2009, the FASB issued new authoritative guidance for subsequent events under ASC Topic 855. This guidance establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Specifically, these standards set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for financial statements issued for fiscal years beginning after June 15, 2009.

Note 3- Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2009, securities owned and sold, not yet purchased consisted of the following:

	Owned	Sold, not yet purchased
Equity securities	$ 70,391	$ 40,233

At December 31, 2009, the Company recognized unrealized gains associated with securities owned and securities sold, not yet purchased, in the amounts of $307.

The following tables represent the Company's fair value hierarchy for its financial assets (short-term investments) measured at fair value on a recurring basis as of December 31, 2009.

Securities Owned	Level 1	Level 2	Level 3	Total
Equity securities	$ 70,391	—	—	$ 70,391

Securities Sold, Not Yet Purchased	Level 1	Level 2	Level 3	Total
Equity securities	$ 40,233	—	—	$ 40,233

Note 4- Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital, aggregate indebtedness and net capital requirements of $2,110,582, $227,218 and $100,000, respectively.

Note 5- 401(k) Plan

The Company's employees are covered by a defined contribution plan that is intended to qualify under Internal Revenue Code Section 401(k). The plan covers all employees who are 21 years of age and older. Employee contributions are made through salary reductions. The Company contributes 3% regardless of the level of employee contribution, and the employees are vested immediately. The Company accrued contributions of $4,694 during 2009 that were funded in 2010.

Note 6- Fixed Assets

Computers and equipment	$	64,994
Accumulated depreciation		(24,997)
	$	39,997

Depreciation and amortization expense for the period June 17, 2009 (Inception Date) through December 31, 2009 was $11,256.

Note 7- Concentrations and Off Statement of Financial Condition Risk

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represent obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the consolidated statement of financial condition. The Company monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

The Company has cash equivalents, a receivable, a clearing deposit and equity securities due from and held by its clearing broker-dealer totaling $2,352,300 or approximately 98% of total assets at December 31, 2009.

Note 8- Commitments and Contingencies

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2009, the Company was not involved in any litigation or active legal actions.

Note 9-Subsequent Events

In accordance with Accounting Standards Codification 855, Subsequent Events (ASC 855), we have evaluated subsequent events through February 24, 2010, the date the financial statements were issued.

Schedule I

BLINKBOX, LTD

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
Reconciliation with Company's computation of Net Capital (included in Part II of form X-17A-5 as of December 31, 2009)

Total partner's capital qualified for net capital	$ 2,165,079
Deductions and/or charges	
Non-allowable assets and related liabilities:	
Fixed assets, net	(39,997)
Total deductions and/or charges	(39,997)
Net capital before haircuts on securities	2,125,082
Less:	
Haircuts on securities	(14,500)
Total net capital	$ 2,110,582
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 186,985
Securities sold, not yet purchased	40,233
Total aggregate indebtedness	$ 227,218
Computation of basic net capital requirement	
Required Net Capital	$ 100,000
Net capital in excess of minimum requirement	$ 2,010,582
Ratio of aggregate indebtedness to net capital	.11 to 1

Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 20, 2010	$ 2,288,566
Audit adjustments:	
Net effect of audit adjustments on aggregate indebtedness	(177,984)
Net capital per audit	$ 2,110,582

See notes to financial statements and independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Management of Blinkbox, Ltd.:

In planning and performing our audit of the financial statements of Blinkbox, Ltd. (the Company), as of December 31, 2009 and for the period June 17, 2009 (inception date of registration as a broker-dealer or "Inception Date") through December 31, 2009, in accordance with generally accepted accounting principles in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, TX
February 24, 2010

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Agreed-Upon Procedures Report Regarding Form SIPC-7T

To the Board of Directors of Blinkbox, Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period beginning June 17, 2009 (inception date of registration as a broker-dealer of general securities or "Inception Date") and ending December 31, 2009, which were agreed to by Blinkbox, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Blinkbox, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Blinkbox, Ltd.'s management is responsible for the Blinkbox, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;
2. Compared the amounts for the period June 17, 2009 (Inception Date) through December 31, 2009, as contained within the report on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the supporting schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2010

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

06824 CBOE DEC
Blinkbox, Ltd. 15*15
2100 Indian Trl
Austin, TX 78703-3016

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (0)

N/A
Date Paid

C. Assessment balance due 150

D. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

E. Total assessment balance and interest due (or overpayment carried forward) $ 150

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 150

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blinkbox, Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 20th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,316,393
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		0
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		76,440
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		3,316,393
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		3,392,833
2d. SIPC Net Operating Revenues		$ (76,440)
2e. General Assessment @ .0025		$ 150

(to page 1 but not less than $150 minimum)